Exhibit (a)(16)
Inco announces changes to Board of Directors and approves plan to de-list from NYSE and begin reporting as a “foreign private issuer”
Toronto, October 27, 2006 — Inco Limited (TSX, NYSE: N) (“Inco”) today announced that, following the acquisition by CVRD Canada Inc., a wholly-owned indirect subsidiary of Companhia Vale do Rio Doce (“CVRD”), of 174,624,019 Inco common shares, representing approximately 75.66% of Inco’s issued and outstanding common shares (on a fully-diluted basis), each of the members of Inco’s Board of Directors has resigned, with the exception of Scott Hand. The vacancies left by the departure of the incumbent directors have been filled with CVRD nominees Roger Agnelli (Chief Executive Officer, CVRD), José Auto Lancaster Oliveira (Executive Director, Non-Ferrous Minerals, CVRD), Murilo Pinto de Oliveira Ferreira (Executive Director, Equity Holdings and Business Development, CVRD), Fábio de Oliveira Barbosa (Chief Financial Officer, CVRD), Gabriel Stoliar (Executive Director, Planning, CVRD), Michael Phelps (independent), Mel Leiderman (independent), Stephen Wallenstein (independent) and Stanley Greig (independent). Roger Agnelli will serve as chair of the Board of Directors.
CVRD Canada has asked incumbent Inco Chief Executive Officer, Scott Hand, to remain with Inco to help oversee operations during the transition period.
Inco also announces that it intends to withdraw its common shares from listing on the New York Stock Exchange (the “NYSE”) and from registration under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Inco expects that the delisting will become effective in 20 days and that the deregistration will become effective in 100 days. The Company has not arranged for listing on any other U.S. national securities exchange or for quotation of the common shares in any quotation medium. Inco also intends to delist its common shares from the Toronto Stock Exchange as soon as it is in a position to do so.
CVRD Canada has previously disclosed that it intends to acquire 100% of the Inco common shares by way of either a “compulsory acquisition” or a “subsequent acquisition transaction” and to cause Inco to effect deregistration and to cease reporting under the Exchange Act once the number of Inco security holders is sufficiently reduced. In light of these facts, Inco’s Board of Directors authorized the withdrawal of Inco common shares from listing on the NYSE and from registration under Section 12(b) of the Exchange Act.
Effective immediately, Inco will satisfy its reporting obligations under the Exchange Act by filing reports with the SEC on the forms available for use by foreign private issuers, instead of those used by U.S. domestic reporting companies, which it has historically used on a voluntary basis.
Important Legal Information
In response to the CVRD Offer, Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto (as so amended, the “14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, BECAUSE IT, AND ANY SUCH AMENDMENTS, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
Investors and security holders may obtain copies of the 14D-9 and Inco’s other public filings made from time to time with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The 14D-9 and Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.
October 27, 2006
IN 06/54
For further information:
Media Relations:

Inco Limited	Steve Mitchell	(416) 361-7950

Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com